[Thermo Fisher Scientific Inc. letterhead]
September 7, 2010
Via EDGAR
Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Thermo Fisher Scientific Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-8002
Dear Mr. Mancuso:
     We are in receipt of the letter, dated August 24, 2010, from the Staff of the United States Securities and Exchange Commission with respect to the above-referenced filing. Thermo Fisher Scientific Inc.’s (the “Company”) responses to the Staff’s comments are set forth below. Our responses are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.
Executive Compensation, page 54
1. We note from your disclosure under “Base Salary” that you have incorporated by reference from page 14 of your proxy statement that you target base salaries within 10% of the median of salaries for executives in similar positions at comparable companies. Similarly, you disclose under “Stock Option and Restricted Stock Awards” on page 16 that grants approximate median market consensus of your peer group companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.
     The Company notes the Staff’s comment and agrees to provide the requested information in future filings.

2. We note from your discussion under “Annual Cash Incentive Bonus” on page 14 of the proxy statement that you have not disclosed the specific “company-wide, non-financial measures” for Fiscal Year 2009. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
     The Company believes that it has disclosed the specific company-wide, non-financial measures for fiscal year 2009. Please refer to the sixth sentence of the second full paragraph on page 15 of the Company’s proxy statement, which reads, “The remaining 30% was based on company-wide, non-financial measures, which would be measured at the end of the year for all of 2009, and were as follows: the achievement of employee and customer allegiance goals, increased new product introduction, organic revenue growth relative to the Company’s peer group, the completion of certain information technology investments, and the continuation of building a diverse workforce.”
3. While we note your disclosure on page 11 of the proxy statement regarding compensation disclosure risks, it does not appear you have provided disclosure in response to Item 402(s) of Regulation S-K regarding compensation policies and practices that create risks that are reasonably likely to have a material adverse effect on the company. Please tell us the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     The Company believes that it has provided disclosure in response to Item 402(s) of Regulation S-K. Please refer to the last sentence of the first paragraph on page 13 of the Company’s proxy statement, which reads, “The Committee has reviewed our key compensation policies and practices and concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on the Company.”
     The Company’s assessment in February 2010 was based on the following:
•	Our principal annual incentive programs contain provisions that limit the maximum award to no more than two times an individual’s target amount, which generally range from 1% to 50% of base salary for non-officer employees, and from 45% to 115% for officers. These programs also require a review of the proposed individual payouts to non-officer employees for appropriateness and accuracy at the business unit, operating group, and corporate level prior to payment.

•	We do not offer any individual, team or group incentive programs tied to financing, currency, material or commodity hedging arrangements, or use of leverage.

•	We requested from our operating groups a listing of any non-officer employees receiving, or expected to receive, cash payments totaling in excess of $200,000 based on 2009 performance from sales plans or business unit incentive plans. This cutoff was selected as appropriate because it was, in our opinion, significantly below what would be material to the Company, so that the review performed was likely to capture all potential material earning opportunities. Three individuals were identified as meeting this criterion. For these individuals, we reviewed plan documents or other materials to ascertain whether the compensation program created an opportunity for material financial risk, and did not find any conditions to be present that created such an opportunity.
Based on the review performed and the mitigating factors outlined above, we concluded that our compensation programs, policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.
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     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at 781-622-1198. Please direct any further correspondence regarding this matter to me at fax number 781-622-1283.

Sincerely,
/s/ Seth H. Hoogasian
Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary